AT&T Inc.
175 East Houston
San Antonio, Texas 78205
June 2, 2006
By Facsimile to (202) 772-9205
Larry Spirgel, Esq.,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303
Re:  AT&T Inc. –
Registration Statement on Form S-4 (File No. 333-132904)
Dear Mr. Spirgel:
Please be advised that AT&T Inc. (the “Registrant”) requested acceleration of the above-referenced Registration Statement on Form S-4 today (the “Registration Statement”). In connection therewith, the Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel, Esq.

Sincerely, AT&T INC.

By:	/s/ Wayne A. Wirtz
	Name:	Wayne A. Wirtz
	Title:	Assistant General Counsel
cc:  Eric M. Krautheimer
(Sullivan & Cromwell LLP)